UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

Flexion Therapeutics Inc
(Name of Issuer)
Common Stock, $0.001 par value per share
(Title of Class of Securities)
33938J106
(CUSIP Number)
November 17, 2021
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

[  ] Rule 13d-1(b)

[X] Rule 13d-1(c)

[ ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 33938J106
(1) Names of Reporting Persons
Newtyn Management, LLC
(2) Check the Appropriate Box if a Member of a Group (See Instructions)	(a) [ ]
(b) [ ]

(3) SEC Use Only
(4) Citizenship or Place of Organization
New York
Number of Shares Beneficially Owned by Each Reporting Person With:
(5) Sole Voting Power:	0
(6) Shared Voting Power:	4,400,000*
(7) Sole Dispositive Power:	0
(8) Shared Dispositive Power:	4,400,000*

(9) Aggregate Amount Beneficially Owned by Each Reporting Person
4,400,000*
(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions):
[ ]
(11) Percent of Class Represented by Amount in Row (9)
8.7%*
(12) Type of Reporting Person (See Instructions)
IA

* Beneficial ownership percentage is based upon 50,321,366 shares issued and outstanding as reported in the quarterly report on Form 10-Q of Flexion Therapeutics Inc., a Delaware corporation, which was filed with the Securities and Exchange Commission on November 12, 2021.  Newtyn Management, LLC (“Newtyn Management”) is the investment manager to Newtyn Partners, LP (“NP”) and Newtyn TE Partners, LP (“NTE”).  As of November 17, 2021, NP held 2,609,200 shares of Common Stock and NTE held 1,790,800 shares of Common Stock.

Newtyn Management, as the investment manager to NP and NTE, possesses the sole power to direct the vote and the sole power to direct the disposition of the 4,400,000 shares of Common Stock held in the aggregate by NP and NTE.  As a result of the foregoing, for purposes of Reg. Section 240.13d-3, Newtyn Management may be deemed to beneficially own 4,400,000 shares of Common Stock, or approximately 8.7% of the shares of Common Stock deemed to be issued and outstanding as of November 17, 2021.

CUSIP No. 33938J106
(1) Names of Reporting Persons
Newtyn Partners, LP
(2) Check the Appropriate Box if a Member of a Group (See Instructions)	(a) [ ]
(b) [ ]

(3) SEC Use Only
(4) Citizenship or Place of Organization
Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:
(5) Sole Voting Power:	0
(6) Shared Voting Power:	2,609,200*
(7) Sole Dispositive Power:	0
(8) Shared Dispositive Power:	2,609,200*

(9) Aggregate Amount Beneficially Owned by Each Reporting Person
2,609,200*
(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions):
[ ]
(11) Percent of Class Represented by Amount in Row (9)
5.2%*
(12) Type of Reporting Person (See Instructions)
PN

*Beneficial ownership percentage is based upon 50,321,466 shares issued and as reported in the quarterly report on Form 10-Q of Flexion Therapeutics Inc., a Delaware corporation, which was filed with the Securities and Exchange Commission on November 12, 2021.  As of November 17, 2021, Newtyn Partners, LP held 2,609,200 shares of Common Stock, or approximately 5.2% of the Common Stock deemed issued and outstanding as of November 17, 2021.

Item 1(a). Name of Issuer. Flexion Therapeutics Inc (the “Company”)
Item 1(b). Address of Issuer’s Principal Executive Offices. 10 Mall Road, Suite 301 Burlington, MA 01803

Item 2(a). Name of Person Filing.

This report on Schedule 13G (this “Schedule 13G”) is being jointly filed by (a) Newtyn Partners, LP (“NP”), a Delaware limited partnership and (b) Newtyn Management, LLC, a New York limited liability company and the investment manager to (y) NP, which is the holder of 2,609,200 shares of common stock, $0.001 par value per share (“Common Stock”) of the Company; and (z) Newtyn TE Partners, LP (“NTE”), which is the holder of 1,790,800 shares of Common Stock of the Company (NP and Newtyn Management together, the “Reporting Persons”).

The 4,400,000 shares of Common Stock held in the aggregate by NP and NTE, which constitutes approximately 8.7% of the shares of Common Stock deemed to be issued and outstanding as of November 17, 2021, may be deemed to be beneficially owned indirectly by Newtyn Management, LLC, as the investment manager to NP and NTE.

As of November 17, 2021, NP held 2,609,200 shares of Common Stock, or approximately 5.2% of the Common Stock deemed issued and outstanding as of November 17, 2021.

Item 2(b). Address of Principal Business Office or, if None, Residence. The address for each of Newtyn Management and NP is 60 East 42nd Street, Suite 960, New York, New York 10165.
Item 2(c). Citizenship. Newtyn Management, LLC is organized under the laws of the State of New York. Newtyn Partners, LP is a Delaware limited partnership.
Item 2(d). Title of Class of Securities. Common Stock, $0.001 par value per share.
Item 2(e). CUSIP No. 33938J106

Item 4. Ownership.
As reported in the cover pages to this report, the ownership information with respect to each of the Reporting Persons is as follows:
Newtyn Management, LLC

(a) Amount Beneficially Owned:	4,400,000*
(b) Percent of Class:	8.7%*
(c) Number of Shares as to which such person has:
(i) Sole power to vote or to direct the vote:	0
(ii) Shared power to vote or to direct the vote:	4,400,000*
(iii) Sole power to dispose or to direct the disposition of:	0
(iv) Shared power to dispose or to direct the disposition of:	4,400,000*

 _________________________________________________________________________________

Newtyn Partners, LP

(a) Amount Beneficially Owned:	2,609,200*
(b) Percent of Class:	5.2%*
(c) Number of Shares as to which such person has:
(i) Sole power to vote or to direct the vote:	0
(ii) Shared power to vote or to direct the vote:	2,609,200*
(iii) Sole power to dispose or to direct the disposition of:	0
(iv) Shared power to dispose or to direct the disposition of:	2,609,200*

*        This Schedule 13G is being jointly filed by (a) NP; and (b) Newtyn Management, the investment manager to (y) NP, which is the holder of 2,609,200 shares of Common Stock of the Company; and (z) NTE, which is the holder of 1,790,800,shares of Common Stock of the Company.

The 4,400,000 shares of Common Stock held in the aggregate by NP and NTE, which constitutes approximately 8.7% of the shares of Common Stock deemed to be issued and outstanding as of November 17, 2021, may deemed to be beneficially owned indirectly by Newtyn Management, LLC, as the investment manager to NP and NTE.

As of November 17, 2021, NP held 2,609,200 shares of Common Stock, or approximately 5.2% of the Common Stock deemed issued and outstanding as of November 17, 2021.

The foregoing beneficial ownership percentage is based upon 50,321,366 shares issued and outstanding as reported in the quarterly report on Form 10-Q of the Company, which was filed with the Securities and Exchange Commission on November 12, 2021.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]

Item 6. Ownership of More Than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8. Identification and Classification of Members of the Group.

Not Applicable.

Item 9. Notice of Dissolution of Group.

Not Applicable.

Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 23, 2021

NEWTYN MANAGEMENT, LLC

By: /s/ Eugene Dozortsev

Name: Eugene Dozortsev

Title: Authorized Signatory

NEWTYN PARTNERS, LP

By: Newtyn Management, LLC

Investment Manager

By: /s/ Eugene Dozortsev

Name: Eugene Dozortsev

Title: Authorized Signatory

Exhibit Index

Exhibit
1. Joint Filing Agreement dated November 23, 2021.